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Christopher Christian

christopher.christian@dechert.com

+1 617 728 7173 Direct

December 17, 2024

David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Wellington Global Multi-Strategy Fund File Nos: 333-280239, 811-23973

Dear Mr. Manion:

We are writing in response to comments provided telephonically on December 17, 2024 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on December 16, 2024 on behalf of Wellington Global Multi-Strategy Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

As discussed with you on December 17, 2024, the Fund will file a definitive version of its Registration Statement pursuant to Rule 424(b) under the 1933 Act, which will reflect the disclosure changes discussed below and reflected in the appendix hereto. On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please explain in correspondence whether the reference to “brokerage fees and commissions,” as a component of “Other Expenses” described in footnote 6 to the Annual Fund Expenses table, is related to the buying and selling of securities. Such expenses should not be included within “Other Expenses.” Please make corresponding updates or clarifications in the Annual Fund Expenses table, relevant footnotes thereto, and the Expense Example.

Response 1. The noted reference to “brokerage fees and commissions” was related to the buying and selling of securities. The Fund has revised the calculation of “Other Expenses” to remove this component per the SEC staff’s instruction. Corresponding updates have been made to applicable portions of the Annual Fund Expenses table and footnote 6 thereto, and the Expense Example has been revised accordingly. These updates are reflected in Appendix 1 to this letter and, as discussed with the SEC staff on December 17, 2024, will be made in the Fund’s definitive filing pursuant to Rule 424(b) under the 1933 Act.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7173.

Sincerely,

/s/ Christopher D. Christian
Christopher D. Christian

Appendix 1